September 2, 2005


Mail Stop 6010

Earl Hope
President and Chief Executive Officer
Riverbank Resources Inc.
595 Howe Street, Suite 902, Box 12
Vancouver, B.C. V6C 2T5

Re:	Riverbank Resources Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	File No. 333-126680
	Filed August 25, 2005

Dear Mr. Hope:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Summary, page 1
1. We note your revisions to the summary in response to our prior comments 6 and 12 from our letter dated August 12, 2005. Please revise the summary to:
* Identify Mr. Timmins and explain the purpose of his inspection and report,
* Describe briefly the scope of Mr. Timmins` inspection, and
* Disclose the amounts paid to Mr. Timmons for his report and to Mr.
Lovang for the mining rights to the property.

Risk Factors, page 6

Because of the speculative nature of exploration ..., page 7

2. We note that in response to prior comment 8, you have described risks associated with the remote likelihood that a mining prospect will ever have reserves that meet the requirements of Industry Guide
7. As many investors may not be familiar with the requirements of Industry Guide 7, please expand to describe the requirements of the
Guide and explain how this risk could impact investors.

Description, Location and Access, page 17

3. We note the map you have provided in response to prior comment
13.
Please add a map that shows the location and access to your property as the one you have provided is too large to provide such disclosure.

*  *  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Praveen Kartholy at (202) 551-3639 or Kevin
Vaughn, Accounting Reviewer, at (202) 551-3643 if you have
questions
regarding comments on the financial statements and related
matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3625
with any other questions.

			Sincerely,




			Mary Beth Breslin
			Attorney-Advisor